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FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, New York 10022

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The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2010, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments – Landwirtschaftliche Rentenbank” on pages 4 – 42 hereof to the “Recent Developments – Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments – The Federal Republic of Germany” section with the text under the caption “Recent Developments – The Federal Republic of Germany” on pages 43 – 46 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated August 25, 2010 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 25, 2011, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.4424 U.S. dollar (EUR 0.6933 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Quarter ended June 30, 2011	1.4523	1.4573	1.4875	1.4015

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2011 through August 2011 (August 19), published on a weekly basis by the Federal Reserve Bank of New York.

2011	High	Low

May	1.4875	1.4015
June	1.4675	1.4155
July	1.4508	1.4014
August (through August 19)	1.4452	1.4158

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The following information includes unaudited consolidated and non-consolidated financial information prepared in accordance with International Financial Reporting Standards, as endorsed by the European Union (“IFRS”) and generally accepted accounting principles in Germany (“German GAAP”) in accordance with the German Commercial Code (Handelsgesetzbuch or HGB), respectively, derived from Rentenbank’s Half-Yearly Financial Report for the six month period ended June 30, 2011. This information is not necessarily indicative of the figures of Landwirtschaftliche Rentenbank for the full year ending December 31, 2011.

BUSINESS OPERATIONS IN THE FIRST HALF OF 2011

Promotional business for the agricultural sector remains on a high level

Commitments for special promotional loans slightly above prior year

The favorable development of crops, milk and beef prices in spring 2011 had a positive effect on business sentiment in the agricultural sector and the farmers’ attitude towards future investments. Despite rising feed and energy prices, farmers continued to hold a more positive view of their current and future economic situation in April compared to the end of 2010. The economic sentiment for the agricultural sector almost reached the record level of the boom year 2007. However, the prolonged drought of the preceding months had an adverse effect by mid-year. In addition, many agricultural businesses were affected by consequences of dioxin-contaminated feed and the EHEC crisis.

In spite of interest rates rising again, demand for our promotional loans in the first half of 2011 exceeded the high level of the previous year. Our promotional strategy focuses on special promotional loans granted at particularly low interest rates, with a primary emphasis on “Agriculture”, “Agribusiness and Food Industry”, “Renewable Energies”, and “Rural Development”. By the end of June, we granted new special promotional loans of €2,857.2 million in total (as compared with €2,809.6 million by the end of June 2010), (including Special Purpose Fund), up 1.7% on the first six months of the previous year. The growth was particularly attributable to a significant increase in newly granted loans for biogas plants and “Rural Development”. Above all, the demand for loans from federal state promotional banks (Landesförderinstitute) for the purpose of financing infrastructure measures of the public sector grew substantially.

Special Promotional Loans in the First Half-Year

€ million	2011	2010

Agriculture	789.3	1,115.9
Aquaculture and Fishery	1.5	—
Renewable Energies	1,116.9	1,089.7
Agribusiness and Food Industry	146.7	115.6
Rural Development	687.5	376.0
thereof: Federal state promotional banks (municipal business)	625.8	361.0
Federal state promotional banks (special promotional loans)	110.8	110.8
Special Purpose Fund	4.5	1.6

Total	2,857.2	2,809.6

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Commitments for renewable energy financings influenced by the biogas boom

The “Energy from the Countryside” program, which accounted for approx. 40% of total special loan commitments, remained the most important focus of new business in promotional lending. In the first half of 2011, we extended new loans to support renewable energies in the amount of €1,116.9 million (as compared with €1,089.7 million in the first half of 2010). Growth in the financing for biogas plants, in particular, was significantly stronger than in the equivalent period in 2010. Loans granted for biogas plants amounted to €626.7 million (as compared with €329.7 million in the first half of 2010). The attractive opportunities that continue to be presented by the German Renewable Energy Sources Act (Erneuerbare-Energien-Gesetz or EEG) continue to have a positive effect, above all a bonus introduced already in 2009 for the benefit of livestock breeding farms. Changes in feed-in tariffs anticipated for early 2012 also gave some impetus to investing activities in the first six months.

Moreover, the demand for promotional loans for the financing of wind turbine installations accelerated in the first months of the reporting year. The volume of loans granted multiplied by the factor of six and reached €200.9 million (as compared with €33.6 million in the first half of 2010), while the demand for loans for photovoltaic installations declined substantially to €277.3 million (as compared with €711.8 million in the first half of 2010). After the reduction of feed-in tariffs, investors seemed to be in standby position and were monitoring the development of module prices. However, the weakening of the loan demand may also indicate a maturing market.

The declining investing activities for photovoltaic installations also had an impact on our lease refinancing business: By June 30, 2011, we granted funds to refinance leases within the framework of our promotional programs in the amount of €37.1 million (as compared with €70.8 million by June 30, 2010), of which approximately 62.5% (as compared with 95.2% by June 30, 2010) related to photovoltaic installations.

More promotional loans for farm buildings, machinery and land purchases

Against the backdrop of the favorable business sentiment within the agricultural sector and the improved farmers’ attitude towards future investments, financings for farm buildings, machinery and land purchases grew at high rates compared to the first six months of the previous year. New loans granted for farm buildings amounted to €503.6 million (as compared with €459.6 million in the first half of 2010) across all promotional lending programs. The demand for promotional loans for machinery also exceeded that in the first half of 2010, amounting to €189.5 million (as compared with €150.2 million in the first half of 2010). Loans granted for land purchases totaled €162.9 million (as compared with €112.1 million in the first half of 2010).

Liquidity assistance for agricultural businesses affected by the dioxin and the EHEC crises

Since the conditions within the agricultural sector became more favorable again, liquidity assistance loans decreased significantly from €438.7 million to €20.2 million. The high prior-year level reflects the strong demand for our promotional loans with an additional interest rate subsidy granted by the German federal government in March 2010. Moreover, as the agricultural sector recovered, we phased out our economic aid program for the agricultural sector at the end of 2010. In the first half of 2011, we granted liquidity assistance loans in the amount of €19.6 million to pig and poultry breeding agricultural businesses to bridge financing gaps following dioxin-contaminated feed. Since the end of May, we are also offering liquidity assistance loans to agricultural businesses that suffered from drops in sales and income as a result of the EHEC crisis and the late frost periods in the spring of 2011. In this context, we supported the state of Rhineland-Palatinate regarding a state-specific assistance program which had been launched with an additional interest subsidy granted by the state government on the basis of our promotional loans.

Other new business

In addition to our special loans for specific promotional purposes and assistance measures, we also provide standard promotional loans for the agricultural sector and rural areas. In this area of promotional business, we extended new loans in the amount of €1,125.5 million by the end of June 2011 (as compared with €1,001.3 million by the end of June, 2010). New business in the securitized lending segment reached €2,860.4 million (as compared with €4,011.4 million by the end of June, 2010). Total new promotional business amounted to €6.8 billion (as compared with €7.8 billion by the end of June, 2010).

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Share of special promotional loans in total promotional lending volume continues to increase

As a result of the brisk new business, the portfolio of special promotional loans in the first half of 2011 increased to €24.3 billion, up 5.7% on the figure of €23.0 billion as of year-end 2010. Total promotional lending volume on the balance sheet as of June 30, 2011 amounted to €65.2 billion (as compared with €66.5 billion as of December 31, 2010). Special promotional loans therefore accounted for 37.3% (as compared with 34.6% as of December 31, 2010) of the total promotional lending volume.

New issues: US dollar most important currency

In the first half of 2011, €7.5 billion (as compared with €6.7 billion in the first half of 2010) have already been raised, equivalent to three quarters of the expected total funding requirement for 2011, estimated at €10 billion for medium and long-term maturities. Funds raised from global bonds registered with the U.S. Securities and Exchange Commission (“SEC”) and from bonds for the Australian domestic market (“Kangaroo” bonds) were increased considerably. In contrast, the issue volume from the Euro Medium Term Note (“EMTN”) program was below the prior year level. However, EMTN issues remained the most important refinancing instrument, with a volume of €4.2 billion (as compared with €4.9 billion in the first half of 2010). Global bonds – the second most important instrument for medium and long-term funding – contributed €1.8 billion (as compared with €1.0 billion in the first half of 2010) to the total amount of funds raised. In addition, we placed “Kangaroo” bonds in an amount equivalent to €1.4 billion in the first half of 2011 (as compared with €0.8 billion in the first half of 2010) under the AUD-MTN program. Domestic capital market instruments accounted for €83.8 million (as compared with €0.5 million in the first half of 2010).

Medium and long-term issue volume (more than 2 years)

	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

	€ billion		Share in %

EMTN	4.2	4.9	55.9	72.3
Global bonds	1.8	1.0	24.2	15.5
AUD-MTN	1.4	0.8	18.8	12.2
Domestic capital market instruments	0.1	0.0	1.1	0.0

Total	7.5	6.7	100.0	100.0

We place our issues primarily with foreign investors who accounted for a share of 83% in the first half year (86%). The share of our issue volume denominated in foreign currencies was 73.6% (72.6%). The highest share continued to be accounted for by the US dollar with 42.1% (51.8%), followed by the euro with 26.4% (27.4%). The share of the Australian dollar rose to 19.4% in the first six months of 2011 (13.2%). Commercial banks remained the most important investor group for our bonds, accounting for a share of 53.5% (53.7%). In the first six months, more than one quarter (26.2%, prior year: 23.4%) of the issue volume was placed with central banks.

Issuances off the Euro Commercial Paper (“ECP”) program experienced a considerable decline compared to the prior year. Accordingly, the outstanding volume in the ECP program fell to €5.1 billion as of June 30, 2011, after €10.1 billion at year-end 2010.

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UNCONSOLIDATED FINANCIAL STATEMENTS (HGB) AS OF JUNE 30, 2011

BALANCE SHEET

Unless another reporting date is indicated, the comments on the balance sheet as of June 30, 2011 compare the current figures with the balance sheet as of December 31, 2010. These figures are given in brackets.

As of June 30, 2011, total assets amounted to €74.0 billion (as compared with €78.5 billion as of December 31, 2010), or a drop of 5.7% compared to the amount reported at the end of 2010. The increased volume of special promotional loans was more than compensated for by maturing loans in the general promotional lending business and the money market business.

In accordance with the provisions of the Rentenbank Law and Statutes, we generally extend our loans via other banks. The asset side of the balance sheet therefore primarily comprises loans and advances to banks. This line item amounted to €46.1 billion (as compared with €49.5 billion as of December 31, 2010), and represents 62.3% of total assets. The securities portfolio, which almost exclusively comprises bonds and notes of European banks, declined by €1.2 billion to €25.7 billion (as compared with €26.9 billion as of December 31, 2010).

On the liability side of the balance sheet, securitized liabilities were the largest single line item, representing 80.8% of total liabilities and equity. In the first half of 2011, securitized liabilities decreased by €2.3 billion to €59.8 billion (as compared with €62.1 billion as of December 31, 2010). This decrease can be primarily attributed to the Commercial Paper volume which fell to €5.1 billion (as compared with €10.1 billion as of December 31, 2010).

The equity as reported in the balance sheet in the amount of €1,093 million (as compared with €958 million as of December 31, 2010) includes the capital stock of €135 million (as compared with €135 million as of December 31, 2010), the retained earnings of €811 million (as compared with €811 million as of December 31, 2010) and the interim net income of €147 million (net profit of €12 million).

Total capital in the balance sheet decreased by €59 million to €3,016 million due to maturities and fluctuations in exchange rates of subordinated liabilities. As of June 30, 2011, total capital can be broken down as follows:

€ million	June 30, 2011	Dec. 31, 2010

Capital stock	135	135
Retained earnings	811	811
Fund covering general banking risks	1,348	1,348
Subordinated liabilities	722	781

Total capital	3,016	3,075

The total capital ratio was 27.2% (as compared with 24.5% as of December 31, 2010), while the core capital ratio was 18.0% (as compared with 15.5% as of December 31, 2010). Both ratios were calculated in accordance with the German Solvency Regulation (Solvabilitätsverordnung or SolvV).

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Condensed Balance Sheet (HGB)

	June 30, 2011	Dec. 31, 2010

	€ million	€ million

Essential assets
Loans and advances to banks	46,103	49,536
Loans and advances to customers	1,774	1,834
Debt securities and other fixed-income securities	25,672	26,939
Other assets	404	199

Total assets	73,953	78,508

Essential liabilities
Liabilities to banks	3,143	3,124
Liabilities to customers	5,453	5,593
Securitized liabilities	59,785	62,060
Subordinated liabilities	722	781
Fund covering general banking risks	1,348	1,348
Equity	1,093	958
Other liabilities	2,409	4,644

Total equity and liabilities	73,953	78,508

INCOME STATEMENT

All comparative figures included in the comments on the income statement for the first half of 2011 refer to the first half of 2010 and are given in brackets.

The bank’s financial performance in the first half of 2011 was satisfactory. Interest income, including current income from shares and other non-fixed-income securities and equity investments, reached €1,357.8 million (as compared with €1,459.4 million by June 30, 2010). After deducting interest expenses of €1,156.6 million (as compared with €1,260.1 million by June 30, 2010), net interest income came to €201.2 million (as compared with €199.3 million by June 30, 2010).

Compared to the first six months of 2010, general administrative expenses, including depreciation and impairment losses on tangible fixed assets, decreased by €2.6 million to €20.3 million (as compared with €22.9 million by June 30, 2010). This decline primarily results from the new accounting and presentation provisions in connection with the measurement of pension obligations relating to the German Accounting Law Modernization Act (Bilanzrechtsmodernisierungsgesetz or BilMoG), which was applied for the first time as of December 31, 2010. Therefore, personnel expenses decreased by €2.6 million to €12.3 million. Other administrative expenses slightly rose by €0.1 million to €7.2 million. The cost-income ratio was at prior-year level (11.3%).

The operating result before risk provisioning and valuation adjustments increased by 0.2% to €179.5 million in the first half of 2011 (as compared with €179.2 million by June 30, 2010), thus exceeding the figure budgeted in the annual operating planning.

Amortization and write-downs of loans and advances and securities, as well as additions to provisions for possible loan losses, have been recognized in sufficient amounts and take into account all identifiable risks. The measurement is primarily influenced by provisions for the promotional business.

After taking into account income taxes of €0.0 million (as compared with €0.0 million by June 30, 2010), interim net income reported for the six months ended June 30, 2011 amounted to €147.5 million (as compared with €131.4 million by June 30, 2010).

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Condensed Income Statement (HGB)

	Jan. 1 – June 30, 2011	Jan. 1 – June 30, 2010
	€ million	€ million

Interest income	1,357.6	1,459.2
Current income	0.2	0.2
Interest expense	1,156.6	1,260.1
Net interest income	201.2	199.3
Net fee and commission income	-0.8	1.5
General administrative expenses	19.5	22.0
Depreciation, amortization and write-downs of intangible and tangible fixed assets	0.8	0.9
Net other operating result	-0.6	1.3
Operating result before risk provisioning and valuation adjustments	179.5	179.2
Expenses for specific securities and loans and advances	32.0	47.8
Taxes on income	0.0	0.0
Interim net income	147.5	131.4

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INTERIM CONSOLIDATED FINANCIAL STATEMENTS (IFRS) AS OF JUNE 30, 2011

INTERIM GROUP MANAGEMENT REPORT

Economic Environment

The first half of 2011 was characterized by a world economy which continued to recover from the global financial crisis, with the emerging markets performing much more positively than developed countries. The euro zone also remained on its path to recovery. However, the overall momentum decelerated, and there were considerable differences with regard to growth rates of the individual member states. The German economy continued to grow at an above-average rate. As an export-oriented economy, Germany benefited to a certain extent from the positive stimulus of world trade. As a result of the rising domestic demand in the first months of the year, the basis for the recovery was broadened. The labor market also picked up thanks to the favorable economic environment and the strong upswing in spring. The unemployment rate fell from 8.0% in January to 6.9% in June.

In the first half, the general price environment in the euro zone deteriorated significantly. Against the backdrop of the worldwide economic recovery, price quotations for raw materials increased in particular. In June, consumer prices in the euro zone were 2.7% above the previous year’s level, mainly due to higher energy costs. As a result, since December 2010, the inflation rate has been above the critical target of the European Central Bank (“ECB”) for monetary policy measures of 2%.

In terms of financial policy, the first half of 2011 was characterized by the continuing sovereign debt crisis in Europe. The markets were negatively impacted especially by the threat of Greece’s insolvency. By the middle of the year, with the approval of an austerity and privatization package, the Greek parliament cleared the path for another loan program from the European Union (“EU”) and the International Monetary Fund (“IMF”), but the continuing discussions around a potential selective default of Greece clouded further prospects.

In view of rising threats of inflation, the ECB tightened its monetary policy. At the beginning of April, the ECB increased its key lending rate by 0.25 percentage points to 1.25%, followed by another rise at the beginning of July to 1.5%. At the same time, it continued the refinancing transactions to stabilize the banking system in view of the continuing weakness of parts of the European banking sector. Long-term interest rates initially climbed slightly in the first quarter due to higher inflation expectations. As a result of the re-deteriorating situation in Greece, investors were increasingly looking for safe haven investments leading to another decline in yields. Therefore, the yield for ten-year German government bonds at the end of June was around 3% similar to the beginning of the year.

The sentiment within the German agricultural sector in the first half of 2011 was fueled by rising prices in important sales markets. However, the situation was dampened by higher prices for operating resources. In addition, a large number of agricultural businesses suffered from the consequences of dioxin-contaminated feed, the EHEC crisis and a prolonged drought. Nevertheless, the willingness to invest in food remained on the high prior-year level. In contrast, the demand for financings in other areas weakened, especially in the field of photovoltaic installations.

Company performance

Key features of Rentenbank’s performance in the first half of 2011 were a continued buoyant demand for promotional loans and a stable financial performance. The volume of new business with low-interest special promotional loans exceeded the level achieved in the first half of 2010, resulting in another increase of the share of special promotional loans in the promotional lending volume. At the same time, the issuing business rose strongly. Rentenbank benefited, among other things, from the strong demand in the Australian domestic market and the continued cautious investor behavior. The total funding requirement for 2011 in our medium-term and long-term issue business is expected to reach €10 billion; almost three quarters of this had already been placed by June 30. The financial performance improved once again from a high level. Despite lower total assets, net interest income was slightly above the figure for the first half of 2010.

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Total assets and business volume

Unless another reporting date is indicated, the comments on the balance sheet as of June 30, 2011 compare the figures in that balance sheet with the consolidated balance sheet as of December 31, 2010; the comparative figures being shown in brackets.

Balance sheet (extract)	Jun. 30, 2011 € billion	Dec. 31, 2010 € billion	Change in € billion

Total assets	77.3	83.8	-6.5
Loans and advances to banks	46.0	49.3	-3.3
Loans and advances to customers	1.5	1.5	0.0
Positive fair values of derivative financial instruments	4.3	6.0	-1.7
Financial investments	25.1	26.5	-1.4
Liabilities to banks	2.6	2.5	0.1
Liabilities to customers	5.4	5.6	-0.2
Securitized liabilities	60.4	65.1	-4.7
Negative fair values of derivative financial instruments	3.9	3.3	0.6
Provisions	0.1	0.1	0.0

As of June 30, 2011, total assets decreased by €6.5 billion or 7.8% to €77.3 billion, down from €83.8 billion as of December 31, 2010. The volume of special promotional loans increased, but this increase was more than compensated for by maturities in the general promotional lending business and the money market funding business as well as by effects of currency translation. Total assets of the fully consolidated subsidiaries as of June 30, 2011, are as follows:

Subsidiary	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Change in € million

LR Beteiligungsgesellschaft mbH, Frankfurt am Main	221.6	219.5	2.1
DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main	16.5	16.6	-0.1

Contingent liabilities excluding irrevocable loan commitments totaled €3.6 million (as compared with €4.1 million as of December 31, 2010).

In accordance with its competitive neutrality, the Group generally extends its loans via other banks. This is reflected on the asset side of the balance sheet in the loans and advances to banks with a proportion in total assets of 59.5% (as compared with 58.8% as of December 31, 2010). As of June 30, 2011, the carrying amount of this item was €46.0 billion (as compared with €49.3 billion as of December 31, 2010). The decline of €3.3 billion compared to December 31, 2010 is largely a result of the reduction in time deposits due to reduced liabilities from cash collateral, but also due to maturing promissory note loans. This decrease was partially compensated for by the higher volume of special promotional loans.

Loans and advances to customers remained at €1.5 billion (as compared with €1.5 billion as of December 31, 2010).

Financial investments, which consist almost exclusively of bank bonds and notes, declined by €1.4 billion to €25.1 billion (as compared with €26.5 billion as of December 31, 2010) as maturities exceeded new business. The Group is not exposed to securities or receivables with structured credit risks such as asset-backed securities, or collateralized debt obligations.

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Liabilities to banks almost remained unchanged at €2.6 billion (as compared with €2.5 billion as of December 31, 2010).

Liabilities to customers fell by €0.2 billion to €5.4 billion (as compared with €5.6 billion as of December 31, 2010). This balance sheet item primarily comprises registered bonds and promissory note loans with a carrying amount of €5.3 billion as of June 30, 2011 (as compared with €5.5 billion as of December 31, 2010).

The portfolio of securitized liabilities amounted to €60.4 billion as of June 30, 2011 (as compared with €65.1 billion as of December 31, 2010), declining by €4.7 billion or 7.2% as a result of effects from currency translation, but more importantly due to the fact that the utilization of the ECP program for money market funding purposes was reduced by €5.1 billion to €4.9 billion (as compared with €10.0 billion as of December 31, 2010). The Medium Term Note (“MTN”) programs remain the most important refinancing source and amounted to €43.4 billion (as compared with €43.0 billion as of December 31, 2010). The carrying amount of the global bonds amounted to €12.0 billion as of the end of the first half of 2011 (as compared with €12.1 billion as of December 31, 2010).

The positive fair values from derivative financial instruments declined primarily due to market valuations – especially due to the currency translation of USD items – by €1.7 billion to €4.3 billion (as compared with €6.0 billion as of December 31, 2010). Negative fair values rose by €0.6 billion to €3.9 billion (as compared with €3.3 billion as of December 31, 2010). Derivatives are exclusively entered into to hedge existing or expected market price risks. The Bank does not enter into credit default swaps (“CDS”).

Provisions almost remained unchanged and amounted to €101.9 million (as compared with €102.1 million as of December 31, 2010). Additions to pension provisions amounted to €3.2 million, and the amount of provisions utilized for current pension benefit payments was €2.8 million. The present value of the defined benefit obligations was determined on the basis of a discount rate of 4.8%.

Financial performance

All comparative figures included in the comments on the financial performance as reported in the half-yearly financial report for 2011 refer to the first half of 2010 and are shown in brackets.

1) Income statement	Jun. 30, 2011 € million	Jun. 30, 2010 € million	Change in € million

Net interest income before provision for loan losses/promotional contribution	174.6	173.0	1.6
Provision for loan losses/promotional contribution	8.7	9.6	-0.9
Administrative expenses	23.4	24.6	-1.2
Net other income/expense	1.5	2.2	-0.7
Operating result	144.0	141.0	3.0
Result from fair value measurement and from hedge accounting	9.2	-20.1	29.3
Group’s interim net income	153.2	120.9	32.3
2) Other comprehensive income
Change in the revaluation reserve	25.2	-245.6	270.8
3) Group’s total comprehensive income	178.4	-124.7	303.1

Operating result

Operating earnings have developed positively in the current fiscal year. Interest income, including contributions from fixed-income securities and equity investments, reached €1,906.6 million (as compared with €2,075.7 million by June 30, 2010). After deducting interest expenses of €1,732.0 million (as compared with €1,902.7 million by June 30, 2010), net interest income amounted to €174.6 million (as compared with €173.0 million by June 30, 2010). The slight increase by €1.6 million or 0.9% was affected primarily by improved margins in the promotional lending business. General administrative expenses declined by €1.2 million as a result of extraordinary factors in the human resources area in the prior year. All in all, operating earnings improved by €3.0 million to €144.0 million (as compared with €141.0 million by June 30, 2010).

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In the Promotional Business segment, operating earnings grew to €68.3 million (as compared with €56.9 million by June 30, 2010), which was attributable to improved margins and lower additions to the provisions for loan losses. In contrast, earnings in the Treasury Management segment fell to €25.8 million (as compared with €37.4 million by June 30, 2010) due to tighter margins and lower volume. In the Capital Investment segment, newly invested equity led to a slight increase in the segment’s earnings to €49.9 million (as compared with €46.7 million by June 30, 2010).

Result from fair value measurement and from hedge accounting

All derivatives and certain balance sheet items are measured at fair value. Changes in the fair value are recorded as unrealized gains or losses in the result from fair value measurement and from hedge accounting. In the context of hedged items as part of hedging relationships, only those fair value changes are taken into account where these changes result from changes in the swap curve.

The development of the result from fair value measurement and from hedge accounting is influenced almost exclusively by changes of risk premiums based on changes in credit risk and changes of basis spreads. Changes in interest rates and exchange rates do not have significant measurement effects due to refinancing at matching maturities as well as hedging through derivatives.

As a result of the continuing debt crisis in Europe, the changes in risk premiums based on changes in credit risk were mixed in the first half of 2011. They remained on a high level for countries particularly affected, while the risk premiums for Rentenbank fell. This led to measurement losses regarding our own issues. On the other hand, there were measurement gains from assets due to an increase in value. These gains, however, could not compensate for the measurement losses. In aggregate, significant measurement gains owing to reduced basis spreads led to a result from fair value measurement and from hedge accounting of €9.2 million (as compared with €-20.1 million by June 30, 2010).

Measurement gains or losses are only of a temporary nature due to the buy and hold strategy of the Group as a non-trading book institution. These will be reversed in subsequent years as a result of a reduction of remaining terms to maturity. Accordingly, some of the measurement gains reported in the first half of 2011 represent a delayed compensation for measurement losses reported in previous years.

Group’s interim net income

The Group’s interim net income improved significantly by €32.3 million to €153.2 million (as compared with €120.9 million by June 30, 2010). This increase is mainly attributable to the increase of the result from fair value measurement and from hedge accounting by €29.3 million to €9.2 million (as compared with €-20.1 million by June 30, 2010).

Other comprehensive income

The other comprehensive income from changes in the revaluation reserve primarily includes fair value changes attributable to changes in credit risk related to available-for-sale securities. The changes in the fair value of these securities attributable to fluctuations of the swap curve are reported in the result from fair value measurement and from hedge accounting. In addition, the other comprehensive income includes the amortization of the fair value changes of securities which were reclassified into the held-to-maturity category in fiscal 2008.

Since the risk premiums based on changes in credit risk had almost reached the level of the beginning of the year at the end of June 2011, the market values of the securities almost remained unchanged. Only the amortization of the securities reclassified in 2008 led to a positive change in the revaluation reserve of €25.2 million in the first half of 2011 (negative change of €245.6 million).

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Group’s total comprehensive income

The Group’s total comprehensive income for the six months ended June 30, 2011 amounted to €178.4 million (compared with a loss of €124.7 million in the previous year), representing an increase of €303.1 million. This increase is almost exclusively attributable to the higher measurement result, which rose by €300.1 million to €34.4 million (as compared with €-265.7 million by June 30, 2010) and which comprises the changes in the revaluation reserve as well as the result from fair value measurement and from hedge accounting.

Equity

Equity as reported in the balance sheet was €2,313.2 million (as compared with €2,146.6 million as of December 31, 2010). It can be broken down as follows:

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Change in € million

Subscribed capital	135.0	135.0	0.0
Retained earnings	2,403.4	2,403.4	0.0
Revaluation reserve	-378.4	-403.6	25.2
Group’s interim net income (Jun. 30)/Group’s net profit (Dec. 31)	153.2	11.8	141.4

Total equity	2,313.2	2,146.6	166.6

Equity was further strengthened through operating earnings of €144.0 million. The additional increase results from unrealized measurement gains in the amount of €34.4 million included in the revaluation reserve and in the Group’s interim net income.

Subordinated liabilities decreased by €86.2 million to €803.3 million (as compared with €889.5 million as of December 31, 2010) due to maturing instruments and currency translation effects. The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the German Banking Act and preclude early repayment or conversion.

The Group’s regulatory capital as of June 30, 2011, climbed to €3,475.9 million (as compared with €3,259.1 million as of December 31, 2010). The total capital ratio, calculated pursuant to Section 10 of the German Banking Act (Kreditwesengesetz or KWG) based on the German Solvency Regulation (Solvabilitätsverordnung or SolvV), amounted to 28.0% on the reporting date (as compared with 25.2% as of December 31, 2010), and thus exceeded the legal minimum requirements to a considerable extent.

Financial reporting process

The financial reporting process comprises all activities from account allocation and processing of transactions to preparation of the required separate and consolidated financial statements in the form of interim or annual financial statements.

The objective of the accounting-related internal control system (“ICS”)/risk management system is to ensure compliance with financial reporting standards and regulations as well as adherence of financial reporting with generally accepted accounting principles.

The other ICS-relevant tasks related to organizational structures and workflows, accounting principles as well as the management information system have not changed. We, therefore, refer to the relevant explanations in the group management report for the fiscal year 2010.

Risk report

The comments in the risk report as of June 30, 2011, compare the current figures with those as of December 31, 2010. The figures for the end of fiscal year 2010 are given in brackets. If comparisons are made to a prior-year period, then the period from January 1, 2010 to December 31, 2010 applies.

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General principles

Besides Rentenbank, the Group includes three subsidiaries with limited business activities: LR Beteiligungsgesellschaft mbH (“LRB”), DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”), and Getreide-Import Gesellschaft mbH (“GIG”). All material risks are concentrated in Rentenbank and are therefore managed by Rentenbank.

The material risks are derived from Rentenbank’s corporate objective and from the overall bank strategy defined by the Board of Managing Directors. These risks are limited and managed using a risk management system implemented for this purpose which is based on the Group’s risk-bearing capacity.

Rentenbank’s corporate objective, derived from the Bank’s legal mandate, is to promote the agricultural sector and rural areas on a sustainable basis. Its business activities are geared toward achieving this goal. In this context, care must be taken to ensure that Rentenbank is able to fulfill this promotional mandate at all times. The Group’s risk structure is essentially defined by the framework established by the Rentenbank Law and its Statutes.

Within the framework of its promotional mandate, Rentenbank, as a promotional bank for the agricultural sector and rural areas, provides funds for a variety of investment projects. The range of products is geared towards manufacturing businesses in the agricultural and forestry sectors, winegrowing and horticulture sectors as well as in aquaculture and fish farming. The bank also provides funds for projects in the food industry and other upstream and downstream companies as well as projects of municipalities for rural development projects.

In its business activities, Rentenbank aims at generating a sufficient, risk-adequate margin in order to achieve a surplus and a promotional benefit. The promotional benefit mainly has an effect in the granting of special promotional loans. The aim of an adequate surplus is a sufficient increase of its capital from own funds, thus guaranteeing that the promotional mandate is fulfilled.

At the end of 2010, the Group started to implement the requirements of the third amendment to the Minimum Requirements for Risk Management (“MaRisk”). In the context of stress tests, any existing risk concentrations and diversification effects are taken into account to a larger degree within and between certain risk types. In addition, the risk of a severe economic downswing is taken into consideration. As a rule, so-called “inverse” stress tests are to be conducted. Under the risk-bearing capacity concept, the effects of deliberate changes in the business activities, the strategy and the expected changes in the economic environment need to be analyzed. In addition, the documentation of the Group’s risks is enhanced within the context of a risk inventory to assess the materiality aspect. As before, the overall risk profile is updated on a regular and event-driven basis.

Risk management and risk-bearing capacity

The organization of risk management, as well as the monitoring of the limits based upon the bank’s risk-bearing capacity, have not changed compared to the procedures and processes described in the management report for the fiscal year ended December 31, 2010. The following section therefore includes only details of the current risk-bearing capacity and its utilization.

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The risk cover pursuant to IFRS was as follows as of June 30, 2011:

	Jun. 30, 2011	Dec. 31, 2010
	€ million	€ million

Available operating result	250.0	250.0
+ Retained earnings (other reserves)	110.0	110.0
= Risk cover 1	360.0	360.0
+ Retained earnings (other reserves)	1,482.7	1,482.7
+ Interim net income for the period	153.2	—
+ Revaluation reserve	-378.4	-403.6
= Risk cover 2	1,617.5	1,439.1
+ Retained earnings (principal reserve, guarantee reserve)	810.8	810.8
+ Subscribed capital	135.0	135.0
+ Subordinated liabilities	803.3	889.5
= Risk cover 3	3,366.6	3,274.4

Risk cover 1 amounted to €360 million as of June 30, 2011 (as compared with €360 million as of December 31, 2010). Risk cover 2 increased to €1,618 million (as compared with €1,439 million as of December 31, 2010), while risk cover 3 climbed to €3,367 million (as compared with €3,274 million as of December 31, 2010).

The allocation of risk cover to the individual risk types (credit, market price, and operational risk) also is used as the basis for the granting of global limits for credit risk and market price risk. It can be broken down as follows:

	Allocated risk cover

	Jun. 30, 2011		Dec. 31, 2010
	€ million	%	€ million	%

Credit risk	260.0	72.2	260.0	72.2
Market price risk	61.0	16.9	61.0	16.9
Operational risk	30.0	8.3	30.0	8.3
Total risk limit	351.0	97.4	351.0	97.4
Risk cover 1	360.0	100.0	360.0	100.0

The liquidity risk is defined as a material type of risk in the risk-bearing capacity concept. Liquidity risks are not backed by internal capital (risk cover) as they have to be taken into account with zero euro for the calculation of the risk-bearing capacity. This is due to the fact that the Group has sufficient cash funds, and its triple A ratings, amongst other factors, enable it to obtain any additionally required cash funds on the inter-bank markets or, in case of market disruptions, from Eurex Clearing AG (securitized money market funding) and from the German central bank (Deutsche Bundesbank; through collateralized loans or so-called “Pfandkredite”). The free deposited collateral must be above the liquidity requirements for up to two years at any time.

A potential utilization of risk cover is analyzed using two risk scenarios where the underlying risk factors for credit, market price and operational risks are changed based on predefined scenarios.

Risk scenario 1 (standard scenario) involves a simulation of potential market price fluctuations, credit defaults and the occurrence of significant operational incidents. The resultant change of the risk values is compared with risk cover 1 in order to determine the risk-bearing capacity related to potential losses. Any potential losses as calculated under scenario 1 should not exceed the available operating result plus a portion of other reserves (risk cover 1).

Risk scenario 2 (stress scenario) is used to analyze the effects of exceptional changes in parameters. The stress scenario for market price risks is characterized by a non-parallel shift of the yield curve, a change of the costs for the swap of liquidity in various currencies and between two interest bases in the same currency, and a change in credit spreads.

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As regards credit risk, we assume full utilization of all internally granted limits, deteriorations in credit quality, higher probabilities of default as well as modified recovery rates under risk scenario 2.

As regards operational risk, we assume twice as many incidents under risk scenario 2 as under risk scenario 1.

These risk values from the individual risk types are added and compared with risk cover 2. Principal and guarantee reserves, subscribed capital as well as subordinated liabilities (risk cover 3) should not be used in scenario 2.

Individual utilization by risk type in risk scenarios 1 and 2 is presented in the following table:

	Risk scenario 1				Risk scenario 2

	Jun. 30, 2011		Dec. 31, 2010		Jun. 30, 2011		Dec. 31, 2010
	€ million	%	€ million	%	€ million	%	€ million	%

Credit risk	85.0	67.5	168.4	83.0	276.5	29.5	638.7	56.5

Market price risk	10.0	7.9	7.9	3.9	13.6	1.4	18.6	1.7

Market price risk (spread risk)	—	—	—	—	585.9	62.5	419.3	37.1

Operational risk	30.9	24.6	26.6	13.1	61.8	6.6	53.2	4.7

Total risk exposure	125.9	100.0	202.9	100.0	937.8	100.0	1,129.8	100.0

Total risk limit	351.0		351.0		—		—

Utilization of total risk limit		35.9		57.8		—		—

Risk cover 1 and 2, respectively	360.0		360.0		1,617.5		1,439.1
Risk cover 2 less potential imprecision in measurement					1,615.5		1,437.1

Utilization of risk cover		35.0		56.4		58.1		78.6

Due to improvements in the credit quality of some exposures as well as maturities in the sub investment grade range, the risk exposure under risk scenario 1 declined considerably by €83.4 million. Under risk scenario 2, these maturities as well as the effects of the change in methods explained in the section on credit risks also led to a sharp decline of €362.2 million. The risk-weighted assets are presented in a table and grouped by rating categories as of December 31, 2010 and June 30, 2011 in the section on credit risks.

The total risk exposure under risk scenario 1 amounted to €125.9 million (as compared with €202.9 million as of December 31, 2010) and €937.8 million (as compared with €1,129.8 million as of December 31, 2010) under risk scenario 2. The overall risk limit is utilized at 36% (as compared with 58% as of December 31, 2010) in the risk scenario 1. For risk cover 2, which is mainly composed of other retained earnings, the utilization was 58% (as compared with 79% as of December 31, 2010). An amount of €2 million of risk cover 2 is intended to be used for potential inaccuracies in measurement due to model weaknesses.

The results from the calculations of the risk-bearing capacity confirm the Group’s risk strategy, which is based on sustainability and stability.

Risk categories – Individual risks

Definitions, organization, and reporting related to individual risks have not changed fundamentally compared to the comments included in the consolidated financial statements for fiscal year 2010. The following section therefore only includes changes in risk measurement; otherwise, we refer to the group management report 2010.

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Credit risk

The calculation method for the quantification of the potential credit risk was revised. In this context, the assumptions made within the framework of the model in relation to the loss ratios were adjusted, and the stress scenarios were modified, among other things, due to country-specific risk assessments. Additional, newly implemented stress scenarios assume the default of large corporate or country exposures. The potential default resulting from these extreme scenarios is used to measure risk concentrations and is not backed by risk cover assets. The results as well as their critical reflection are included in the monthly reporting on the development of credit risks.

Current risk situation

In accordance with IFRS 7.B9, the figures for the current risk situation presented relate to the gross carrying amount, which corresponds to the carrying amount of the relevant balance sheet item in the IFRS consolidated financial statements. Loans and advances to banks and to customers additionally include the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge” as well as irrevocable loan commitments. Irrevocable loan commitments of €1,278.7 million (as compared with €612.3 million as of December 31, 2010) were recognized at their nominal amounts.

Gross lending volume

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Jun. 30, 2011 € million	Dec. 31, 2010 € million

Gross lending volume	47,389.6	50,176.5	1,521.6	1,524.9	4,282.5	6,039.7	25,102.1	26,541.7
Cash collateral	0.0	0.0	0.0	0.0	1,779.3	4,007.7	0.0	0.0
Covered bonds (Pfandbriefe)	634.4	650.9	0.0	0.0	0.0	0.0	7,679.4	6,428.6
Public-sector covered bonds (Öffentliche Pfandbriefe)	259.9	258.1	0.0	0.0	0.0	0.0	827.8	969.5
State guarantee (Gewährträgerhaftung)	11,949.2	10,936.7	1,432.4	1,414.2	0.0	0.0	7,610.6	7,912.5
Covered, securitized promotional lending	302.5	262.6	1.0	1.1	0.0	0.0	1,375.3	1,187.3
Securitized money market funding	2,604.5	5,056.6	0.0	0.0	0.0	0.0	0.0	0.0
Assignment of claims	16,545.6	15,850.6	0.0	0.0	0.0	0.0	0.0	0.0

Net lending volume	15,093.5	17,161.0	88.2	109.6	2,503.2	2,032.0	7,609.0	10,043.8

The net lending volume represents the unsecuritized portion of the relevant balance sheet items. The net lending volume from positive fair values of derivative financial instruments is matched with negative fair values of derivative financial instruments in the amount of €3,885.5 million (as compared with €3,341.8 million as of December 31, 2010). We have entered into collateral agreements that minimize the credit risk of this item.

The following tables present the credit risk exposures separately by region, currency, sectors, and internal rating categories, without taking credit risk mitigation techniques into account.

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Risk concentration by country

June 30, 2011

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

Banks
Germany	43,238.5	91.2	0.0	0.0	641.1	15.0	6,184.7	24.7
Other EU countries	4,151.0	8.8	0.0	0.0	2,148.3	50.1	17,303.1	68.9
OECD countries (excl. EU)	0.1	0.0	0.0	0.0	662.5	15.5	36.8	0.1

Total banks	47,389.6	100.0	0.0	0.0	3,451.9	80.6	23,524.6	93.7
Other counterparties
Germany	0.0	0.0	1,521.6	100.0	0.0	0.0	699.3	2.8
Other EU countries	0.0	0.0	0.0	0.0	760.5	17.8	878.2	3.5
OECD countries (excl. EU)	0.0	0.0	0.0	0.0	70.1	1.6	0.0	0.0

Total other counterparties	0.0	0.0	1,521.6	100.0	830.6	19.4	1,577.5	6.3

Total	47,389.6	100.0	1,521.6	100.0	4,282.5	100.0	25,102.1	100.0

December 31, 2010

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

Banks
Germany	44,632.6	89.0	0.0	0.0	802.3	13.3	6,508.0	24.5
Other EU countries	5,543.8	11.0	0.0	0.0	2,906.0	48.2	18,195.2	68.5
OECD countries (excl. EU)	0.1	0.0	0.0	0.0	1,040.8	17.2	40.8	0.2

Total banks	50,176.5	100.0	0.0	0.0	4,749.1	78.7	24,744.0	93.2
Other counterparties
Germany	0.0	0.0	1,508.1	98.9	0.0	0.0	824.2	3.1
Other EU countries	0.0	0.0	16.8	1.1	1,065.6	17.6	973.5	3.7
OECD countries (excl. EU)	0.0	0.0	0.0	0.0	225.0	3.7	0.0	0.0

Total other counterparties	0.0	0.0	1,524.9	100.0	1,290.6	21.3	1,797.7	6.8

Total	50,176.5	100.0	1,524.9	100.0	6,039.7	100.0	26,541.7	100.0

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Risk concentration by currency

June 30, 2011

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

EUR	47,283.3	99.8	1,521.6	100.0	-18,991.3	-443.4	24,029.6	95.6
CAD	0.0	0.0	0.0	0.0	1,076.2	25.1	163.9	0.7
JPY	0.0	0.0	0.0	0.0	2,501.6	58.4	252.4	1.0
USD	0.1	0.0	0.0	0.0	8,139.2	190.1	315.5	1.3
AUD	0.0	0.0	0.0	0.0	6,368.9	148.7	0.0	0.0
GBP	11.1	0.0	0.0	0.0	-3.7	-0.1	340.7	1.4
CHF	74.9	0.2	0.0	0.0	2,251.9	52.6	0.0	0.0
Other currencies	20.2	0.0	0.0	0.0	2,939.7	68.6	0.0	0.0

Total	47,389.6	100.0	1,521.6	100.0	4,282.5	100.0	25,102.1	100.0

December 31, 2010

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

EUR	50,059.6	99.8	1,524.9	100.0	-28,593.2	-473.4	25,361.3	95.6
CAD	0.0	0.0	0.0	0.0	1,180.4	19.5	170.8	0.6
JPY	0.0	0.0	0.0	0.0	3,019.1	50.0	286.9	1.1
USD	0.1	0.0	0.0	0.0	18,241.1	302.0	345.5	1.3
AUD	0.0	0.0	0.0	0.0	6,648.7	110.1	0.0	0.0
GBP	11.6	0.0	0.0	0.0	481.8	8.0	366.9	1.4
CHF	71.7	0.1	0.0	0.0	2,220.0	36.8	0.0	0.0
Other currencies	33.5	0.1	0.0	0.0	2,841.8	47.0	10.3	0.0

Total	50,176.5	100.0	1,524.9	100.0	6,039.7	100.0	26,541.7	100.0

The changes in the carrying amounts in the individual currencies related to the positive fair values of derivative financial instruments compared to the prior year are mainly influenced by the individual components of the cross-currency swaps. The positive fair values of derivative financial instruments have been allocated to the asset side of the balance sheet based on their fair value. Substantial changes to risk concentrations might occur if the fair value of an item changes from positive to negative, or vice versa.

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Risk concentration by groups of institutions

June 30, 2011

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

Private-sector banks/other banks	7,961.5	16.8	0.0	0.0	521.7	12.2	1,746.2	7.0
Foreign banks	4,151.0	8.8	0.0	0.0	2,810.9	65.6	17,339.9	69.0
Public-sector banks	26,975.4	56.8	0.0	0.0	76.7	1.8	4,115.8	16.4
Cooperative banks	7,801.7	16.5	0.0	0.0	42.6	1.0	322.7	1.3
Central banks	500.0	1.1	0.0	0.0	0.0	0.0	0.0	0.0
Non-banks	0.0	0.0	1,521.6	100.0	830.6	19.4	1,577.5	6.3

Total	47,389.6	100.0	1,521.6	100.0	4,282.5	100.0	25,102.1	100.0

December 31, 2010

	Loans and advances to banks		Loans and advances to customers		Positive fair values of derivative financial instruments		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

Private-sector banks/other banks	10,951.1	21.8	0.0	0.0	622.7	10.3	1,841.8	6.9
Foreign banks	5,543.9	11.0	0.0	0.0	3,946.8	65.4	18,236.0	68.7
Public-sector banks	26,059.5	52.0	0.0	0.0	108.5	1.8	4,288.1	16.2
Cooperative banks	7,622.0	15.2	0.0	0.0	71.1	1.2	378.1	1.4
Central banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Non-banks	0.0	0.0	1,524.9	100.0	1,290.6	21.3	1,797.7	6.8

Total	50,176.5	100.0	1,524.9	100.0	6,039.7	100.0	26,541.7	100.0

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Risk-weighted assets by rating category (in € million)

June 30, 2011

	Rating categories
		Measurement method	*	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	Total

Loans and advances to banks	Special loans	Amortized cost		100.7	30.1	135.5	21.9	0.0	0.0	0.0	288.2
		Fair Value		7,132.4	2,087.2	12,229.3	2,034.1	0.0	0.0	0.0	23,483.0
	Other	Amortized cost		1,573.5	1,380.5	511.6	66.1	0.8	9.9	0.0	3,542.4
		Fair Value		1,019.9	12,818.2	4,243.1	1,500.3	463.4	31.1	0.0	20,076.0

Loans and advances to customers		Amortized cost		289.6	102.3	2.0	8.2	7.4	0.5	0.0	410.0
		Fair Value		512.1	530.8	10.2	58.5	0.0	0.0	0.0	1,111.6

Positive fair values of derivative financial instruments		Fair Value		0.0	2,850.2	1,416.8	0.0	14.3	1.2	0.0	4,282.5

Financial investments		Amortized cost		704.1	815.7	939.4	558.8	77.5	107.7	0.0	3,203.2
		Fair Value		10,134.2	8,054.7	2,634.7	837.8	88.7	148.8	0.0	21,898.9

Total				21,466.5	28,669.7	22,122.6	5,085.7	652.1	299.2	0.0	78,295.8

*	Amortized cost = Measurement categories “loans and receivables” and “held to maturity”
Fair Value = Hedge accounting as well as measurement categories “held for trading,” “designated as at fair value,” and “available for sale”

December 31, 2010

		Rating categories
		Measurement method*	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	Total

Loans and advances to banks	Special loans	Amortized cost	80.2	1.4	13.3	2.1	0.0	0.0	0.0	97.0
		Fair Value	6,708.4	2,055.0	11,559.8	2,263.2	0.0	0.0	0.0	22,586.4
	Other	Amortized cost	971.6	1,343.7	438.9	141.9	1.8	12.0	0.0	2,909.9
		Fair Value	592.3	16,013.7	5,920.8	1,735.6	147.6	173.2	0.0	24,583.2

Loans and advances to customers		Amortized cost	312.6	104.8	3.4	24.4	9.9	0.5	0.0	455.6
		Fair Value	460.7	538.1	0.0	70.5	0.0	0.0	0.0	1,069.3

Positive fair values of derivative financial instruments		Fair Value	13.6	2,939.5	2,967.4	102.4	15.7	1.1	0.0	6,039.7

Financial investments		Amortized cost	451.1	816.8	1,568.3	429.4	243.1	157.9	0.0	3,666.6
		Fair Value	9,065.4	9,622.4	3,205.3	509.9	167.4	304.7	0.0	22,875.1

Total			18,655.9	33,435.4	25,677.2	5,279.4	585.5	649.4	0.0	84,282.8

*	Amortized cost = Measurement categories “loans and receivables” and “held to maturity”
Fair Value = Hedge accounting as well as measurement categories “held for trading,” “designated as at fair value,” and “available for sale”

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Comparison of the internal rating groups with the average external ratings of the agencies Standard & Poor’s, Moody’s, and Fitch (in € million)

June 30, 2011

	External rating category

Internal rating category	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	without external rating	Total

AAA	10,006.1	0.0	0.0	0.0	0.0	0.0	0.0	11,460.4	21,466.5
AA	2,593.0	12,710.6	9,434.0	0.0	0.0	0.0	0.0	3,932.1	28,669.7
A	0.0	940.9	18,620.6	31.5	0.0	0.0	0.0	2,529.6	22,122.6
BBB	0.0	149.2	1,350.6	1,071.3	182.1	0.0	0.0	2,332.5	5,085.7
BB-B	0.0	0.0	157.0	171.0	203.0	0.0	0.0	121.1	652.1
CCC-C	0.0	0.0	1.2	0.0	277.5	10.1	0.0	10.4	299.2
DDD-D	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	12,599.1	13,800.7	29,563.4	1,273.8	662.6	10.1	0.0	20,386.1	78,295.8

December 31, 2010

	External rating category

Internal rating category	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	without external rating	Total

AAA	9,231.5	0.0	0.0	0.0	0.0	0.0	0.0	9,424.4	18,655.9
AA	3,166.4	15,121.6	8,496.5	0.0	0.0	0.0	0.0	6,650.9	33,435.4
A	0.0	1,356.4	21,469.9	462.3	0.0	0.0	0.0	2,388.6	25,677.2
BBB	0.0	600.0	1,777.6	598.1	0.0	0.0	0.0	2,303.7	5,279.4
BB-B	0.0	0.0	115.4	346.9	0.0	0.0	0.0	123.2	585.5
CCC-C	0.0	0.0	189.4	370.3	79.3	0.0	0.0	10.4	649.4
DDD-D	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	12,397.9	17,078.0	32,048.8	1,777.6	79.3	0.0	0.0	20,901.2	84,282.8

(In the above four overviews, the rating categories were summarized in one particular grade.)

Special attention is paid to the exposure of the Group in the so-called PIIGS countries (Portugal, Ireland, Italy, Greece and Spain). No valuation allowances had to be recognized for single exposures in these countries. A proportion of 0.7% (as compared with 0.8% as of December 31, 2010) of the Group’s total assets is directly invested in Portugal, Italy and Spain. The Group holds bonds and promissory note loans issued by banks from the PIIGS countries at a proportion of 8.6% (as compared with 9.9% as of December 31, 2010) of total assets, mainly from Portugal, Italy and Spain, of which the half becomes due by 2013.

Provision for loan losses/promotional contribution

Provisions for loan losses are recognized for exposures that are at risk of default. It was not necessary to recognize specific valuation allowances on loans and advances either in the first half of 2011 or in the prior year.

Standard scenarios

The basis of the calculations for measuring potential credit defaults under the standard scenario is the annual potential default related to utilization. The average potential default in the first half of 2011 amounted to €132.5 million (as compared with €113.7 million as of December 31, 2010). The highest utilization amounted to €161.0 million (as compared with €168.4 million as of December 31, 2010) and is below the limit approved by the Board of Managing Directors for the standard scenario of €260 million. The lowest utilization in the period under review was €85.0 million (as compared with €92.2 million as of December 31, 2010).

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Stress scenarios

In a first stress scenario, the annual potential default is initially calculated based on utilization plus drawdown of all internally granted limits. As of June 30, 2011, the cumulative potential default under this stress scenario amounted to €124.8 million (as compared with €204.5 million as of December 31, 2010). Under two further scenarios, the annual potential default is calculated based on utilization plus drawdown of all internally granted limits, assuming country-specific increases of the default probabilities, adverse changes in credit ratings, and higher loss ratios, respectively. The maximum value from these scenarios for the annual potential default was €276.5 million as of June 30, 2011 (as compared with €638.7 million as of December 31, 2010).

Market price risk

Current risk situation

Market price risks resulting from the costs for the swap of liquidity between two interest bases in the same currency have been taken into account separately since 2011 as a result of the highly volatile development. In addition, the scenarios for the widening of spreads were refined in the context of ongoing validation efforts in view of the highly volatile market parameters. The scenario for the widening of the risk premiums on the interbank market became obsolete since Eonia swaps are no longer held in the portfolio.

Standard scenarios

The present value sensitivity for all open interest rate-sensitive transactions related to the portfolios “money market funding” and “promotional lending,” is calculated daily, assuming a positive parallel shift of 100 basis points (“Bp”) related to rising or falling interest rates, respectively. The risk exposures are compared with the unchanged single limits for the portfolios “money market funding” in the amount of €30.0 million and “promotional lending” in the amount of €31.0 million.

The average limit utilization in the first half of 2011 was €5.9 million (as compared with €13.4 million as of December 31, 2010). This corresponded to an average utilization of 10% (as compared with 22% as of December 31, 2010). The maximum utilization resulted in a risk of €13.8 million (as compared with €27.2 million as of December 31, 2010), while the lowest utilization was €0.2 million (as compared with €5.1 million as of December 31, 2010) in the year under review. No limits were exceeded in the whole of 2010, nor in 2011.

Stress scenarios

In order to estimate risks arising from extreme market developments, we regularly calculate additional scenarios of interest rate changes individually for the portfolios “money market funding” and “promotional lending.” In contrast to the standard scenario related to the parallel shift of the yield curve, the stress scenario assumes a non-parallel shift within the framework of two distinct scenarios, i.e. relating to rising and falling interest rates (scenario 1: shift of 50 Bp at the short end/150 Bp at the long end; scenario 2: shift of 150 Bp at the short end/50 Bp at the long end).

In order to determine spread risks, risks are calculated that arise from increased costs for the swap of liquidity in various currencies as well as for the swap of liquidity between two interest bases in the same currency and from declining credit spreads.

Under the scenario, we assumed an increase of 20 Bp for the costs of the swap of liquidity in various currencies, resulting in a spread risk of €210.2 million (as compared with €188.6 million as of December 31, 2010).

In order to determine the measurement risk from the costs for the swap of liquidity between two interest bases in the same currency (so-called basis spreads or tenor basis spreads), we assumed a change in spreads by 15 Bp. The risk exposure from rising spreads amounted to €98.5 million as of June 30, 2011.

Under the stress scenario, a parallel shift of 50 Bp (40 Bp) is assumed for both rising and falling spreads within the relevant rating category in respect of credit spreads which represent risk premiums due to the credit ranking of a transaction. Based on the IFRS classification, there is a surplus of liabilities with regard to financial instruments measured at fair value. The risk from the credit spread sensitivity in case of falling spreads amounted to €277.2 million (as compared with €227.3 million as of December 31, 2010).

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Value-at-risk (VaR)

The value-at-risk shows the maximum loss from market-related developments in “money market funding,” assuming a holding period of one day and a prediction accuracy of 99%. The indicator amounted to €0.2 million as of the reporting date (as compared with €0.6 million as of December 31, 2010).

Liquidity risk

Current risk situation

Our rating along with our short-term refinancing possibilities on the money and capital markets indicate that in efficient markets, the risk from principal and interest payments not made when due in the segments “promotional lending” and “treasury management” is manageable.

Stress scenarios

Rentenbank performs scenario analyses, which are reviewed on a cumulative basis, and in which the liquidity requirement resulting from the scenarios is added to cash flows that are already known. The objective is to examine the effects on the solvency of the Bank. As in the prior year, the results of the scenario analyses demonstrate that the Group will be able to meet its payment obligations at all times without restrictions.

Operational risk

Current risk situation

In the current fiscal year 2011, three significant incidents (valued at more than €5 thousand) were entered into the incident reporting database. The expected net loss of these incidents is €277 thousand. No significant single losses resulting from operational risks had been incurred in the prior year.

Outlook

We expect the operating result to continue to return to normal levels during the remainder of the year. In the next months, the growth rates are likely to see a further fall, with earnings falling below the level of the exceptional years 2008 to 2010 but still above the levels of fiscal years prior to the financial market crisis. Nevertheless, the Group will marginally exceed the results set out in the annual operating plan based on current projections.

Market parameters continue to be subject to significant volatility, and it is therefore not really possible to forecast future measurement results. We are similarly unable to reliably predict the consolidated net income for the year, since the measurement results may have a considerable impact on that figure.

Report on events after the balance sheet date

No events of material importance occurred after the end of the reporting period.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (IFRS)
FOR THE PERIOD FROM JANUARY 1 TO JUNE 30, 2011

1) Income statement	Notes	Jan. 1 to Jun. 30, 2011 € million	Jan. 1 to Jun. 30, 2010 € million

Interest income		1,906.6	2,075.7
Interest expense		1,732.0	1,902.7
Net interest income	1	174.6	173.0

Provision for loan losses/promotional contribution	2,7	8.7	9.6
thereof recognition for special loan programs		32.0	33.3
thereof amortization for special loan programs		23.4	21.0

Net interest income after provision for loan losses/ promotional contribution		165.9	163.4
Fee and commission income		0.2	2.5
Fee and commission expenses		1.0	1.0

Net fee and commission income		-0.8	1.5
Net trading result		0.0	0.0
Net result from financial investments		0.0	-0.1
Administrative expenses	3	23.4	24.6
Net other operating result		2.4	1.0
Result from fair value measurement and from hedge accounting	4	9.2	-20.1
Net result from taxes		-0.1	-0.2

Group’s interim net income		153.2	120.9

2) Other comprehensive income
Change in revaluation reserve		25.2	-245.6

3) Group’s total comprehensive income		178.4	-124.7

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CONSOLIDATED BALANCE SHEET (IFRS) AS OF JUNE 30, 2011

Assets	Notes	Jun. 30, 2011 € million	Dec. 31, 2010 € million

Cash and balances with central banks		13.7	53.5
Loans and advances to banks	5,7	46,000.7	49,286.5
thereof promotional contribution		-256.3	-249.4
Loans and advances to customers	6,7	1,518.6	1,517.4
thereof promotional contribution		-0.1	-0.1
Fair value changes of hedged items in a portfolio hedge	8	113.2	285.2
Positive fair values of derivative financial instruments	9	4,282.5	6,039.7
Financial investments	10	25,102.1	26,541.7
Non-current assets held for sale		0.0	0.8
Investment property		16.6	16.8
Property and equipment		22.4	22.6
Intangible assets		2.5	2.5
Current income tax assets		3.0	1.7
Deferred tax assets		1.4	1.5
Other assets		261.2	13.1

Total assets		77,337.9	83,783.0

Liabilities and equity	Notes	Jun. 30, 2011 € million	Dec. 31, 2010 € million

Liabilities to banks	11	2,592.4	2,494.3
Liabilities to customers	12	5,445.8	5,628.9
Securitized liabilities	13	60,351.8	65,101.8
Negative fair values of derivative financial instruments	14	3,885.5	3,341.8
Provisions	15	101.9	102.1
Subordinated liabilities	16	803.3	889.5
Other liabilities		1,844.0	4,078.0
Equity
Subscribed capital		135.0	135.0
Retained earnings		2,403.4	2,403.4
Revaluation reserve		-378.4	-403.6
Group’s (interim) net profit		153.2	11.8

Total liabilities and equity		77,337.9	83,783.0

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CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

Statement of changes in equity from January 1 to June 30, 2011

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Group’s net profit	Group’s interim net profit	Total, first half of 2011

Equity as of Jan. 1, 2011	135.0	2,403.4	-403.6	11.8	0.0	2,146.6

Interim net income					153.2	153.2
Change in unrealized gains and losses			25.2			25.2

Group‘s total comprehensive income	0.0	0.0	25.2	0.0	153.2	178.4
Appropriation of net profit				-11.8		-11.8

Equity as of June 30, 2011	135.0	2,403.4	-378.4	0.0	153.2	2,313.2

Statement of changes in equity from January 1 to June 30, 2010

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Group’s net profit	Group’s interim net profit	Total, first half of 2010

Equity as of Jan. 1, 2010	135.0	2,263.4	-173.6	11.3	0.0	2,236.1

Interim net income					120.9	120.9
Change in unrealized gains and losses			-245.6			-245.6

Group‘s total comprehensive income	0.0	0.0	-245.6	0.0	120.9	-124.7
Appropriation of net profit				-11.3		-11.3

Equity as of June 30, 2010	135.0	2,263.4	-419.2	0.0	120.9	2,100.1

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CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	First half of 2011	First half of 2010
	€ million	€ million

Cash and cash equivalents as of Jan. 1	54	102

Cash flow from operating activities	-1,179	931
Cash flow from investing activities	1,186	-267
Cash flow from financing activities	-47	-230
Effect of exchange rate differences	0	0

Cash and cash equivalents as of Jun. 30	14	536

The consolidated cash flow statement shows the changes in cash and cash equivalents for the period from January 1 to June 30 for the fiscal years 2011 and 2010 from operating, investing and financing activities by means of a comparison. Cash and cash equivalents correspond to the balance sheet item “cash and balances with central banks.”

The reported cash flows from operating activities were determined using the indirect method. In this method, the net income for the period is adjusted for non-cash items and for payments and receipts arising from investing and financing activities. The adjusted net income for the period is further adjusted for changes in assets and liabilities. Interests paid and received together with dividends are classified under cash flows from operating activities. The cash flows from investing and financing activities were determined using the direct method.

The Group’s liquidity management focuses on Rentenbank. The consolidated cash flow statement, which was prepared in accordance with the requirement set out in IAS 7, is only of limited informative value as an indicator of the liquidity position. In this respect, please refer to the comments in the Management Report for the fiscal year ended December 31, 2010 regarding the Group’s liquidity management.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

Basis of Accounting

The present condensed interim consolidated financial statements of Rentenbank have been prepared in accordance with International Financial Reporting Standards (“IFRS”), pursuant to Section 37y of the German Securities Trading Act (Wertpapierhandelsgesetz or WpHG) in conjunction with Section 37w of the Securities Trading Act. The standards which are required to be applied to the consolidated financial statements for fiscal year 2011 and which have been published and adopted by the European Union as of the reporting date for these interim financial statements, as well as the interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standing Interpretations Committee (“SIC”) are relevant for these interim financial statements. The amendments of the standards IFRS 1, IAS 24 and IAS 32 and the interpretations IFRIC 14 and IFRIC 19 have no impact on the present interim consolidated financial statements. For further information, please refer to the notes to the consolidated financial statements for the year ended December 31, 2010.

In accordance with IAS 34, the condensed interim consolidated financial statements consist of the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the condensed consolidated cash flow statement, and selected disclosures in the notes. In addition, an interim group management report pursuant to Section 37w of the Securities Trading Act is prepared.

The required disclosures on credit, liquidity, and market price risks resulting from financial instruments in accordance with IFRS 7.31-42 are generally presented in the Risk Report, which is an integral part of the interim group management report.

Accounting Policies

The condensed interim consolidated financial statements are based upon the same accounting policies and consolidation principles as those used for the consolidated financial statements as of December 31, 2010, in which the accounting policies and consolidation principles are described in detail.

The presentation of pension provisions and the disclosure of the actual pension obligations are based upon the actuarial opinion as of December 31, 2010.

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Disclosure on Selected Items of the Consolidated Statement of Comprehensive Income

(1)	Net Interest Income

	Jun. 30, 2011 € million	Jun. 30, 2010 € million	Change in € million

Interest income from
Loans and advances to banks and customers	684.4	654.3	30.1
Derivative financial instruments	844.2	1,019.8	-175.6
Financial investment	372.3	396.1	-23.8
Other	0.6	0.9	-0.3
Current income from
Shares and other non-fixed-income securities	0.0	0.3	-0.3
Equity investments	5.1	4.3	0.8

Total interest income	1,906.6	2,075.7	-169.1

Interest expenses for
Liabilities to banks and customers	151.5	158.1	-6.6
Securitized liabilities	1,008.4	1,100.5	-92.1
Derivative financial instruments	555.1	617.0	-61.9
Subordinated liabilities	11.2	21.1	-9.9
Other	5.8	6.0	-0.2

Total interest expenses	1,732.0	1,902.7	-170.7

Net interest income	174.6	173.0	1.6

(2)	Provision for Loan Losses/Promotional Contribution

	Jun. 30, 2011 € million	Jun. 30, 2010 € million	Change in € million

Expenses for additions to promotional contribution	32.0	33.3	-1.3
Income from the amortization of promotional contribution	23.4	21.0	2.4
Reversal of portfolio-based valuation allowances	0.0	1.6	-1.6
Addition to portfolio-based valuation allowances	0.1	0.0	0.1
Recoveries on loans and advances previously written off	0.0	1.1	-1.1

Provision for loan losses/promotional contribution	8.7	9.6	-0.9

The item “provision for loan losses/promotional contribution” primarily includes the discounting of future expenses for special loans (additions to promotional contribution) as well as their amortization over the remaining term (amortization of promotional contribution).

No write-downs on loans and advances or specific valuation allowances were necessary in the first half of 2011.

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(3)	Administrative Expenses

	Jun. 30, 2011 € million	Jun. 30, 2010 € million	Change in € million

Other administrative expenses for
Personnel	14.8	16.5	-1.7
Public relations	1.0	1.0	0.0
IT licenses, fees, consulting services	2.7	2.0	0.7
Audits, contributions, donations	0.8	0.8	0.0
Occupancy costs	0.5	0.5	0.0
Miscellaneous costs	1.6	1.6	0.0

Total other administrative expenses	21.4	22.4	-1.0

Depreciation and amortization of
Intangible assets	1.3	1.4	-0.1
thereof internally generated software	1.2	1.3	-0.1
Residential and office buildings	0.3	0.3	0.0
IT equipment	0.2	0.3	-0.1
Office equipment and vehicles	0.1	0.1	0.0
Technical and other equipment	0.1	0.1	0.0

Total depreciation and amortization	2.0	2.2	-0.2

Total administrative expenses	23.4	24.6	-1.2

(4)	Result from Fair Value Measurement and from Hedge Accounting

	Jun. 30, 2011 € million	Jun. 30, 2010 € million	Change in € million

Fair value measurement	20.4	64.2	-43.8
Micro hedge accounting	-6.3	-3.3	-3.0
Macro hedge accounting	-4.9	-81.0	76.1

Total	9.2	-20.1	29.3

Derivatives and financial instruments of the category “financial assets/liabilities at fair value through profit or loss” are measured at fair value. Changes in the fair value are recorded as unrealized gains or losses in the result from fair value measurement and from hedge accounting.

The Group generally has no open foreign currency positions. However, measurement at fair value leads to currency translation differences which are reported here.

The result from fair value measurement and from hedge accounting also includes the changes in the fair value of hedged items in effective hedging relationships attributable to changes in the swap curve. After the reversal of hedging relationships in the balance sheet in case of ineffectiveness, the previously recorded fair value changes of the hedged items attributable to interest rate changes are amortized over the remaining term.

Income and expenses from the amortization of, among other things, premiums/discounts, upfront payments and promotional contributions, which represent part of the changes in the fair value, are recognized in net interest income due to their interest rate nature.

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Segment Reporting

There have been no changes with regard to the definition of the segments and the allocation of results as well as assets and liabilities to the individual segments compared to the 2010 consolidated financial statements.

	Treasury Management		Promotional Business		Capital Investment		Total

	2011	2010	2011	2010	2011	2010	2011	2010
from Jan. 1 to Jun. 30	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Net interest income	28.2	40.0	93.1	82.7	53.3	50.3	174.6	173.0
Provision for loan losses/promotional contribution	0.0	0.0	8.7	9.6	0.0	0.0	8.7	9.6
Net fee and commission income	0.1	0.0	-0.9	1.5	0.0	0.0	-0.8	1.5
Net result from financial investments	0.0	0.0	0.0	0.0	0.0	-0.1	0.0	-0.1
Other administrative expenses	2.3	2.3	16.0	16.9	3.1	3.2	21.4	22.4
Depreciation and amortization	0.2	0.3	1.5	1.6	0.3	0.3	2.0	2.2
Net other operating result	0.0	0.0	2.4	1.0	0.0	0.0	2.4	1.0
Result from fair value measurement and from hedge accounting	-8.0	-3.5	17.2	-16.6	0.0	0.0	9.2	-20.1
Net result from taxes	0.0	0.0	-0.1	-0.2	0.0	0.0	-0.1	-0.2
Group’s interim net income	17.8	33.9	85.5	40.3	49.9	46.7	153.2	120.9

	Jun. 30, 2011	Dec. 31, 2010	Jun. 30, 2011	Dec. 31, 2010	Jun. 30, 2011	Dec. 31, 2010	Jun. 30, 2011	Dec. 31, 2010
	€ billion	€ billion	€ billion	€ billion	€ billion	€ billion	€ billion	€ billion

Segment assets	7.5	10.4	67.0	70.8	2.8	2.6	77.3	83.8
Segment liabilities (incl. equity)	7.3	14.4	67.2	66.8	2.8	2.6	77.3	83.8

Disclosures to Selected Balance Sheet Items

(5)	Loans and Advances to Banks

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Change in € million

Payable on demand	470.7	3.3	467.4
Time deposits	3,684.1	7,515.5	-3,831.4
Promissory note loans/registered bonds	16,919.2	18,495.2	-1,576.0
Special loans	23,660.7	22,405.7	1,255.0
thereof promotional contribution	-256.3	-249.4	-6.9
Open market transactions	500.0	0.0	500.0
Global refinancing facility	477.2	540.7	-63.5
Other	288.8	326.1	-37.3

Total	46,000.7	49,286.5	-3,285.8

(6)	Loans and Advances to Customers

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Change in € million

Payable on demand	0.2	0.1	0.1
Medium and long-term loans	18.0	38.2	-20.2
Promissory note loans	1,007.6	964.5	43.1
Special loans	490.9	512.8	-21.9
thereof promotional contribution	-0.1	-0.1	0.0
Other	1.9	1.8	0.1

Total	1,518.6	1,517.4	1.2

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(7)	Provision for Loan Losses/Promotional Contribution

	Promotional contribution		Specific valuation allowances		Portfolio valuation allowance		Total

	2011 € million	2010 € million	2011 € million	2010 € million	2011 € million	2010 € million	2011 € million	2010 € million

as of Jan. 01	267.4	239.8	0.0	0.0	3.8	6.1	271.2	245.9
Addition	32.0	71.7	0.0	0.0	0.1	0.0	32.1	71.7
Utilization	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reversal	23.4	44.1	0.0	0.0	0.0	2.3	23.4	46.4

as of Jun. 30.	276.0	267.4	0.0	0.0	3.9	3.8	279.9	271.2

thereof
Loans and advances to banks	256.3	249.4	0.0	0.0	3.9	3.8	260.2	253.2
Loans and advances to customers	0.1	0.1	0.0	0.0	0.0	0.0	0.1	0.1
Loan commitments	19.6	17.9	0.0	0.0	0.0	0.0	19.6	17.9

Total	276.0	267.4	0.0	0.0	3.9	3.8	279.9	271.2

(8)	Fair Value Changes of Hedged Items in a Portfolio Hedge

The balance sheet item “fair value changes of hedged items in a portfolio hedge” includes the fair value changes attributable to interest rate changes in the amount of €113.2 million (as compared with €285.2 million as of December 31, 2010) related to loans allocated to macro hedge accounting. For further information, please refer to Note (6) in the notes to the consolidated financial statements for the year ended December 31, 2010.

(9)	Positive Fair Values of Derivative Financial Instruments

Derivatives are classified according to economic hedging relationship, as follows:

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Change in € million

Hedge Accounting	508.9	706.3	-197.4
Instruments designated as at fair value	3,730.4	5,305.2	-1,574.8
Other items	43.2	28.2	15.0

Total	4,282.5	6,039.7	-1,757.2

Other items mainly result from hedging relationships that were ineffective in accordance with hedge accounting criteria as of the balance sheet date.

(10)	Financial Investments

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Change in € million

Bonds and other fixed-income securities
Money market securities
of public-sector issuers	91.4	133.6	-42.2
of other issuers	40.1	0.0	40.1
Bonds
of public-sector issuers	1,428.6	1,606.3	-177.7
of other issuers	23,423.0	24,682.8	-1,259.8
Equity investments	118.8	118.8	0.0
Other financial investments	0.2	0.2	0.0

Total	25,102.1	26,541.7	-1,439.6

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Bonds and other fixed-income securities can be classified as “eligible as collateral” or “not eligible as collateral”:

	Jun. 30, 2011 € million	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Dec. 31, 2010 € million

	eligible as collateral	not eligible as collateral	eligible as collateral	not eligible as collateral

Bonds and other fixed-income securities
Money market securities
of public-sector issuers	91.4	0.0	133.6	0.0
of other issuers	40.1	0.0	0.0	0.0
Bonds
of public-sector issuers	1,237.0	191.6	1,464.0	142.3
of other issuers	21,605.8	1,817.2	23,721.9	960.9

Total	22,974.3	2,008.8	25,319.5	1,103.2

(11) Liabilities to Banks

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Change in € million

Payable on demand	375.1	0.1	375.0
Time deposits	5.0	210.0	-205.0
Registered bonds and promissory note loans	1,267.6	1,344.0	-76.4
Global loans	944.7	940.2	4.5

Total	2,592.4	2,494.3	98.1

(12)	Liabilities to Customers

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Change in € million

Payable on demand	54.5	62.5	-8.0
Time deposits	29.1	14.9	14.2
Registered bonds and promissory note loans	5,264.3	5,453.9	-189.6
Loan agreements	44.8	47.9	-3.1
Other	53.1	49.7	3.4

Total	5,445.8	5,628.9	-183.1

(13)	Securitized Liabilities

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Change in € million

Medium-term notes	43,410.7	42,963.0	447.7
Global bonds	12,023.4	12,056.5	-33.1
Euro commercial paper	4,865.9	10,032.6	-5,166.7
Bearer bonds	50.8	46.6	4.2
Rentenbank bonds	1.0	3.1	-2.1

Total	60,351.8	65,101.8	-4,750.0

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(14)	Negative Fair Values of Derivative Financial Instruments

Derivatives are classified as follows in accordance with the economic hedging relationships:

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Change in € million

Hedge Accounting	1,510.0	2,056.9	-546.9
Instruments designated as at fair value	2,161.3	1,163.1	998.2
Other items	214.2	121.8	92.4

Total	3,885.5	3,341.8	543.7

Other items mainly result from hedging relationships that were ineffective in accordance with hedge accounting criteria as of the balance sheet date.

Other items comprise embedded derivatives (call rights from liquidity assistance loans) in the amount of €0.4 million (as compared with €0.7 million as of December 31, 2010).

(15)	Provisions

	Dec. 31, 2010 € million	Utilization € million	Reversals € million	Additions € million	Jun. 30, 2011 € million

Pension provisions	90.0	2.8	0.0	3.2	90.4
Other provisions	12.1	0.7	0.0	0.1	11.5

Total	102.1	3.5	0.0	3.3	101.9

(a)	Provisions for pensions and similar obligations

The changes in pension provisions and the amounts recognized in the consolidated statement of comprehensive income are shown in the following table:

	First half of 2011 € million	2010 € million	Change in € million

Present value of pension obligations as of January 1	90.0	87.9	2.1
Less unrecognized actuarial gains (-)/losses (+)	0.0	-1.5	1.5
Balance of provisions as of January 1	90.0	89.4	0.6
Current service cost	0.8	1.6	-0.8
Interest cost	2.4	5.0	-2.6
Additions to pension provisions	3.2	6.6	-3.4
Pension benefits paid	-2.8	-5.6	2.8
Reversal	0.0	-0.4	0.4
Balance of provisions as of Jun. 30/Dec. 31	90.4	90.0	0.4
Plus unrecognized actuarial gains (-)/losses (+)	1.6	0.0	1.6
Present value of pension obligations as of Jun. 30 (estimated)/Dec. 31	92.0	90.0	2.0

The difference between the present value of pension obligations of €92.0 million (as compared with €90.0 million as of December 31, 2010) and the provision reported in the balance sheet of €90.4 million (as compared with €90.0 million as of December 31, 2010) resulted from the application of the corridor approach set out in IAS 19.92 et seq. Pursuant to this approach, gains and losses resulting from changes in measurement bases and parameters (so-called actuarial gains/losses) are recognized pro rata temporis only when such gains or losses exceed 10% of the actual pension obligation. Actuarial gains or losses within the 10% corridor are not taken into account. Unrecognized actuarial gains as of June 30, 2011, amounted to €1.6 million (as compared with €0.0 million as of December 31, 2010).

The additions to pension provisions are reported in full under administrative expenses.

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(b)	Other provisions

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Change in € million

Administration of former equity investments	9.6	10.0	-0.4
Other provisions	1.9	2.1	-0.2

Total	11.5	12.1	-0.6

Provisions for the administration of former equity investments were mainly recognized for outstanding pension obligations.

(16)	Subordinated Liabilities

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Change in € million

Medium-term notes	594.7	627.3	-32.6
Loan agreements	151.1	202.8	-51.7
Promissory note loans	57.5	59.4	-1.9

Total	803.3	889.5	-86.2

(17)	Contingent Liabilities and Other Commitments

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Change in € million

Contingent liabilities
Liabilities from guarantees and indemnity agreements	3.6	4.1	-0.5
Other commitments
Irrevocable loan commitments	1,278.7	612.3	666.4

Total	1,282.3	616.4	665.9

Contingent liabilities included default guarantees for capital market loans subject to interest subsidies in the amount of €3.0 million (as compared with €3.5 million as of December 31, 2010). The Bank has back-to-back guarantees granted by the government that fully collateralize the default guarantees. The remaining contingent liabilities represent guarantees and indemnities based on the Bank’s mandate to promote agriculture. They were taken over on behalf of a public institution and they are therefore not expected to have any financial impact on the Bank.

Other commitments included irrevocable loan commitments from the lending business.

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Other Disclosures

(18)	Financial Instruments by Measurement Category

	Full Fair Value		Hedge Fair Value		Amortized cost

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Jun. 30, 2011 € million	Dec. 31, 2010 € million

Assets
Held for trading
Positive fair values of derivative financial instruments	3,773.6	5,333.4	508.9	706.3
Designated as at fair value
Loans and advances to banks	14,992.6	19,707.0
Loans and advances to customers	359.2	360.6
Financial investments	8,606.2	10,265.1
Loans and receivables
Balances with central banks					13.5	53.4
Loans and advances to banks			28,566.4	27,462.6	2,552.2	2,394.6
Loans and advances to customers			752.4	708.7	409.7	455.6
Other assets					260.7	11.4
Available for sale
Financial investments	924.2	810.0	12,368.5	11,800.0	118.8	118.8
Held to maturity
Financial investments					3,084.4	3,547.8

Total assets	28,655.8	36,476.1	42,196.2	40,677.6	6,439.3	6,581.6

Liabilities
Held for trading
Negative fair values of derivative financial instruments	2,375.5	1,284.9	1,510.0	2,056.9
Designated as at fair value
Liabilities to banks	1,379.9	1,234.8
Liabilities to customers	922.7	880.0
Securitized liabilities	46,286.0	52,400.7
Subordinated liabilities	745.8	830.2
Other liabilities
Liabilities to banks			686.2	670.2	526.3	589.3
Liabilities to customers			2,572.0	2,616.9	1,951.1	2,132.0
Securitized liabilities			9,541.4	8,947.6	4,524.4	3,753.5
Subordinated liabilities			57.5	59.3	0.0	0.0
Other liabilities					1,779.7	4,008.1

Total liabilities	51,709.9	56,630.6	14,367.1	14,350.9	8,781.5	10,482.9

The “hedge fair value” column for the category “loans and receivables” includes, with respect to loans and advances to banks and to customers, the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge.” Securities of the “available for sale” category and derivatives that are allocated to hedge accounting and whose fair value changes are recognized in the result from hedge accounting are included in the “hedge fair value” column, irrespective of their measurement at full fair value.

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(19)	Derivatives

	Notional amounts		Fair values positive		Fair values negative

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Jun. 30, 2011 € million	Dec. 31, 2010 € million

Interest rate risks	79,687	76,041	1,506	1,777	1,871	2,384
Currency risks	46,600	52,917	2,775	4,261	2,013	957
Share price risk and other price risks	45	45	2	2	2	1

Total	126,332	129,003	4,283	6,040	3,886	3,342

	Notional amounts		Fair values positive		Fair values negative

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Jun. 30, 2011 € million	Dec. 31, 2010 € million

Banks in the EU/OECD countries	104,751	109,249	3,452	4,749	3,276	2,961
Other counterparties in the EU/OECD countries	21,581	19,754	831	1,291	610	381

Total	126,332	129,003	4,283	6,040	3,886	3,342

(20)	Regulatory Capital

In accordance with IAS 1.135, disclosures have to be made on regulatory capital in the consolidated financial statements.

The Group’s regulatory capital was determined pursuant to the provisions of Sections 10 and 10a of the German Banking Act (Kreditwesengesetz or KWG). Pursuant to the option set out in Section 10a (7) KWG, we did not use the IFRS consolidated financial statements as the basis. The calculation of the amount of the Group’s own funds was made in accordance with Section 64h (4) KWG using the aggregation method, on the basis of the unconsolidated HGB financial statements of the Group companies. Accordingly, there are differences in the amounts reported for the following items between both the IFRS consolidated financial statements and the HGB unconsolidated financial statements. Under the aggregation method, the own funds of the companies included in the consolidated financial statements are not consolidated, but aggregated, while the carrying amounts of the equity investments are deducted. Own funds comprise liable capital – consisting of core capital (Tier 1) and supplementary capital (Tier 2) – plus Tier 3 capital.

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The composition of the Group’s consolidated own funds as of June 30, 2011 on the basis of the HGB values is shown in the following table:

	Jun. 30, 2011 € million	Dec. 31, 2010 € million	Change in € million

Analysis of own funds
Subscribed capital	176	176	0
Disclosed reserves	842	782	60
Fund covering general banking risks	1,304	1,126	178
Intangible assets	-2	-1	-1
Loss carryforward	-12	-12	0

Tier 1 capital	2,308	2,071	237

Subordinated liabilities	762	900	-138
Other components	406	289	117

Tier 2 capital	1,168	1,189	-21

Liable capital	3,476	3,260	216

Tier 3 capital	0	0	0
thereof Tier 3 capital utilized	0	0	0

Total own funds	3,476	3,260	216

In accordance with the German Solvency Regulation (Solvabilitätsverordnung or SolvV), the core capital ratio (core capital/risk-weighted assets) may not be less than 4% and the capital ratio (liable capital/ risk-weighted assets) as well as the total capital ratio (eligible own funds/total of risk-weighted assets and 12.5-times the capital charge for market risk positions) may not be less than 8%.

	Jun. 30, 2011 € million	Dec. 31, 2010 € million

Risk weighted assets	11,976	12,614
Capital requirements
Credit risk	958	1,010
Market risk	0	0
Operational risk	36	25

The following ratios apply at Group level as of the reporting date:

	Jun. 30, 2011%	Dec. 31, 2010%

Tier 1 ratio pursuant to SolvV	18.6	16.0
Total capital ratio pursuant to SolvV	28.0	25.2

The Bank’s ratios differ only marginally from the Group’s ratios. The Bank fulfilled the regulatory capital requirements at all times in the period under review.

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Frankfurt/Main, August 23, 2011

LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/ Hans Bernhardt	/s/ Dr. Horst Reinhardt

Hans Bernhardt	Dr. Horst Reinhardt

The condensed interim consolidated financial statements and the interim group management report have been neither reviewed nor audited pursuant to Section 317 of the German Commercial Code.

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Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the group, and the interim group management report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group.

Frankfurt am Main, August 23, 2011

LANDWIRTSCHAFTLICHE RENTENBANK

Board of Managing Directors

/s/ Hans Bernhardt	/s/ Dr. Horst Reinhardt

Hans Bernhardt	Dr. Horst Reinhardt

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

OVERVIEW OF KEY ECONOMIC FIGURES

     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT
(adjusted for price, seasonal and calendar effects)
Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

2nd quarter 2010	1.9	4.0
3rd quarter 2010	0.8	4.0
4th quarter 2010	0.5	3.7
1st quarter 2011	1.3	4.7
2nd quarter 2011	0.1	2.7

     The momentum with which the German economy started into 2011 has slowed down considerably. In the second quarter of 2011 GDP (adjusted for price, seasonal and calendar effects) rose just 0.1% compared to the first quarter of 2011. The result of the first quarter of 2011 was corrected downwards slightly to 1.3%. When compared with the same quarter a year earlier, GDP again showed a marked increase.

     Compared to the first quarter of 2011, positive contributions to growth of price-, seasonal- and calendar-adjusted GDP were made by exports and capital formation. However, imports in the second quarter of 2011 rose more strongly than exports, which led to higher building of inventories and resulted in a balance of exports and imports that overall had a negative impact on economic growth. In addition, final consumption expenditure of households and capital formation in construction had a slowdown effect on the German economy in the second quarter of 2011.

Source: Statistisches Bundesamt, Gross domestic product growing just slightly in 2nd quarter of 2011, press release of August 16, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/08/PE11__297__811,templateId=renderPrint.psml).

Inflation Rate

INFLATION RATE
(based on overall consumer price index)
Reference period	Percentage change on previous month	Percentage change on the same month in previous year

July 2010	0.3	1.2
August 2010	0.0	1.0
September 2010	-0.1	1.3
October 2010	0.1	1.3
November 2010	0.1	1.5
December 2010	1.0	1.7
January 2011	-0.4	2.0
February 2011	0.5	2.1
March 2011	0.5	2.1
April 2011	0.2	2.4
May 2011	0.0	2.3
June 2011	0.1	2.3
July 2011	0.4	2.4

     The consumer price index for Germany rose by 2.4% in July 2011 compared to July 2010. Accordingly, the year-on-year inflation rate remained above the 2 percent threshold for six months in a row.

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     In July 2011, the inflation rate was largely determined by a significant increase in energy prices of 10.6% compared to July 2010. Prices of motor fuel, in particular, were higher in July 2011 than in July 2010 (+12.3%). Household energy was also more expensive in July 2011 compared to July 2010 (+9.8%). Excluding energy prices, the inflation rate would have been 1.5% in July 2011 compared to July 2010. Prices for food increased by 2.1% in July 2011 compared to July 2010, mainly due to higher prices for oils and fats as well as many dairy products.

     Compared with June 2011, consumer prices in July 2011 increased by 0.4% mainly due to seasonal effects as a result of the summer holiday period.

Source: Statistisches Bundesamt, Consumer prices in July 2011: +2.4% on July 2010, press release of August 10, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/08/PE11__290__611,templateId=renderPrint.psml).

Unemployment Rate

UNEMPLOYMENT RATE
(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition) (1)
Reference period	Original percentages	Seasonally adjusted percentages

June 2010	6.8	7.1
July 2010	7.0	7.0
August 2010	6.6	6.9
September 2010	6.6	6.8
October 2010	6.6	6.7
November 2010	6.4	6.6
December 2010	6.6	6.5
January 2011	6.9	6.5
February 2011	6.6	6.4
March 2011	6.5	6.3
April 2011	6.0	6.2
May 2011	5.9	6.1
June 2011	6.1	6.1

(1)	The time series on unemployment are based on the German Labour Force Survey (“LFS”) as from October 30, 2007 as the source of information for, among other things, the monthly ILO unemployment data. With the release of data for March 2011, the Statistical Office of the EU Communities and the Federal Statistical Office partly modified the previous, provisional method of calculating harmonized monthly unemployment figures, which had been in place since October 2007. The modified method continues to be based on the LFS and leads to marginal revisions of the unemployment series as published through February 2011. The changes concern some of the source data used for the denominator of the unemployment rate and the estimation method to adjust for seasonal variations. The employment data used in the denominator are now taken from the same source as the unemployment data, the LFS (in the past, employment figures were taken from the employment accounts as part of national accounting). This improves international harmonization as well as the internal consistency of the rate. Due to this change, the unemployment rate for Germany increased by about 0.2 percentage points. The general development was not affected, however. The use of auxiliary information derived from the German unemployment register for purposes of making seasonal adjustments has been discontinued. Because a number of methodological issues remain to be addressed before fully-fledged seasonal adjustments can be made to the LFS-based series, LFS-based trend estimations will temporarily be published in lieu of seasonally adjusted series.

     The number of employed persons increased by approximately 480,000 persons, or 1.2%, in June 2011 compared to June 2010. Compared to May 2011, the number of employed persons in June 2011 increased by approximately 54,000, or 0.1%, after elimination of seasonal variations.

     The number of unemployed persons in June 2011 decreased by approximately 240,000, or 8.6%, compared to June 2010. Compared to May 2011, the seasonally adjusted number of unemployed persons in June 2011 declined by 1.1% to approximately 2.56 million.

Sources: Statistisches Bundesamt, The labour market in June 2011, press release of July 28, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/07/PE11__279__132,templateId=renderPrint.psml); Statistisches Bundesamt, Revision of the monthly harmonised unemployment figures for Germany (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates, as updated on July 28, 2011

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(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/
arb430a,templateId=renderPrint.psml);
Statistisches Bundesamt, ILO labour market statistics, Unemployment, Unemployment rate, Seasonally and calendar adjusted figures (estimation), as updated on July 28, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/
arb422a,templateId=renderPrint).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE
	(balance in EUR billion)
Item	January to June 2011	January to June 2010

Foreign trade	79.1	75.2
Services	-2.5	-3.6
Factor income (net)	14.0	17.4
Current transfers	-19.8	-20.7
Supplementary trade items	-7.9	-5.4

Current account	62.9	63.1

Source: Statistisches Bundesamt, German exports in June 2011: +3.1% on June 2010, press release of August 9, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/08/PE11__287__51,templateId=renderPrint.psml).

OTHER RECENT DEVELOPMENTS

     On June 20, 2011, in order to ensure the effective lending capacity of the European Financial and Stability Facility (“EFSF”) in the amount of EUR 440 billion, the finance ministers of the Euro Area Member States agreed to an increase of the guarantee framework for the EFSF from EUR 440 billion to EUR 779.8 billion, with Germany’s total participation amounting to approximately EUR 211 billion. In addition, the finance ministers of the Euro Area Member States reached an intergovernmental agreement on the treaty establishing the European Stability Mechanism (“ESM”), the successor institution to the EFSF, which was signed on July 11, 2011 (the “ESM Treaty”). The ESM Treaty follows the European Council decision of March 25, 2011, including the amendment of the Treaty on the Functioning of the European Union agreed on that date. With respect to the creditor status of the ESM, the Heads of State or Government have stated that the ESM will enjoy preferred creditor status in a similar fashion to the International Monetary Fund (“IMF”), while accepting preferred creditor status of the IMF over the ESM, effective as of July 1, 2013. In the event of ESM financial assistance following a European financial assistance program existing at the time of the signature of the ESM Treaty, the ESM will enjoy the same seniority as all other loans and obligations of the beneficiary ESM Member State, with the exception of IMF loans. Both the increase of the guarantee framework described above and the ESM Treaty are required to be ratified, approved or accepted by the Euro Area Member States by December 31, 2012. The ESM Treaty will enter into force following approval of signatories representing no less than 95% of the total subscriptions by the Euro Area Member States to the ESM.

Sources: Bundesfinanzministerium, Tagung des ECOFIN-Rats am 20. Juni 2011 in Luxemburg, press release dated June 21, 2011
(http://www.bundesfinanzministerium.de/nn_97140/DE/Wirtschaft__und__Verwaltung/Europa/Ecofin/20110620-Ecofin.html?__nnn=true);
Bundesfinanzministerium, Auf den Punkt. Informationen aus dem Bundesministerium (Ausgabe 01/2011). Zukunft des Euro, Reform der Wirtschafts- und Währungsunion, brochure dated July 3, 2011
(http://www.bundesfinanzministerium.de/nn_1280/DE/BMF__Startseite/Publikationen/Auf-den-Punkt/Artikel/001-anlage-Zukunft-des-Euro,templateId=raw,property=publicationFile.pdf); European Commission, Economic and Financial Affairs, Treaty establishing the European Stability Mechanism (ESM) signed, press release dated July 11, 2011
(http://ec.europa.eu/economy_finance/articles/financial_operations/2011-07-11-esm-treaty_en.htm); Treaty establishing the European Stability Mechanism signed on July 11, 2011
(http://consilium.europa.eu/media/1216793/esm%20treaty%20en.pdf).

     On July 21, 2011, the Heads of State or Government of the Euro Area and EU Institutions agreed to support a new financial assistance program for Greece in an amount estimated at EUR 109 billion. In order to improve the debt sustainability of Greece, future loans extended by the EFSF under the new program will have lower interest rates and longer maturities. Maturities under the existing Greek facility are to be extended significantly. The IMF will also contribute to the financing of the new program. In addition, the financial sector has indicated its willingness to support Greece on a voluntary basis through a menu of options. The program will be accompanied by a comprehensive strategy for growth and investment in Greece, which will be based upon the

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mobilization of EU funds and further technical assistance. In order to improve the effectiveness of the EFSF and ESM, it was also agreed to allow them to act on the basis of a precautionary program and to finance recapitalization of financial institutions through loans to governments, including in non-program countries. In addition, the EFSF and the ESM are to be permitted to intervene in the secondary markets on the basis of an analysis by the European Central Bank (“ECB”) recognizing the existence of exceptional financial market circumstances and risks to financial stability and on the basis of a decision by mutual agreement of the EFSF/ESM Member States to avoid contagion. All measures are to be linked to appropriate conditionality. Finally, the EFSF lending rates and maturities agreed upon for Greece will also be applied to Portugal and Ireland.

Sources: Statement by the Heads of State or Government of the Euro Area and EU Institutions, dated July 21, 2011
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/123978.pdf);
Bundesregierung, Neues Hilfspaket für Griechenland, press release dated July 21, 2011
(http://www.bundesregierung.de/nn_1272/Content/DE/Artikel/2011/07/2011-07-21-euro-sondergipfel-bruessel.html).

     In order to address renewed tensions in some financial markets in the euro area, the ECB, in early August 2011, announced enhancements to its liquidity-providing operations for the banking sector and its return to active interventions in the euro area public and private debt securities markets through its Securities Markets Programme. This program was first introduced in early May 2010 with a view to ensuring depth and liquidity in certain dysfunctional market segments.

Sources: European Central Bank, Decisions taken by the Governing Council of the ECB (in addition to decisions setting interest rates), press release of August 4, 2011
(http://www.ecb.int/press/govcdec/otherdec/2011/html/gc110805.en.html); European Central Bank, Statement by the President of the ECB, press release of August 7, 2011
(http://www.ecb.int/press/pr/date/2011/html/pr110807.en.html); European Central Bank, ECB decides on measures to address severe tensions in financial markets, press release of May 10, 2010
(http://www.ecb.int/press/pr/date/2010/html/pr100510.en.html).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on the 26th August, 2011.

LANDWIRTSCHAFTLICHE RENTENBANK

By	/s/ Dr. Horst Reinhardt

Name:	Dr. Horst Reinhardt
Title:	Managing Director, Member of the Management Board

By	/s/ Martin Middendorf

Name:	Martin Middendorf
Title:	Director